CENTRAL STATES CAPITAL MARKETS, LLC

Financial Statements

With Report of Independent Registered
Public Accounting Firm

December 31, 2025

Filed in Accordance

Rule 17a-5(e)(3)

As a Public Document

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Central States Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4200 W 83rd Street Suite 101
(No. and Street)

Prairie Village	KS	66208
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laurie Addison	9137666565	Laddison@mycscm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Dan Stepp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Central States Capital Markets, LLC, as of March 20, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary

LAURIE ANNE ADDISON NOTARY PUBLIC STATE OF KANSAS My Appt. Expires May 16, 2030

Signature:

Title:
CEO - Managing Director

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Central States Capital Markets, LLC

Financial Statements

As of December 31, 2025

With Report of Independent Registered
Public Accounting Firm

TABLE OF CONTENTS **Page**



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members
of Central States Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Central States Capital Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

We have served as the Company's auditor since 2022.

March 20, 2026

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101

Central States Capital Markets, LLC

Statement of Financial Condition

December 31, 2025

Assets

Current Assets

Cash and Cash Equivalents	$	783,336
Cash - Restricted		230,874
Investment Inventory		602,665
Accounts Receivable		45,607
Receivables from Other Dealers		-
Prepaid Expenses		37,977
Notes Receivable		86,240
Total Current Assets		1,786,699

Fixed Assets

Office Furniture and Equipment, Vehicles & Improvements
(Net of Accumulated Depreciation and Amortization $346,424)   -

Other Assets

Goodwill		1,282,395
Deposits		2,466
Right of Use Asset		175,799
Total Other Assets		1,460,660
Total Assets	$	**3,247,359**

Liabilities and Members' Equity

Current Liabilities

Accounts Payable and Accrued Liabilities	$	46,203
Note Payable		679,829
Total Current Liabilities		726,032

Long Term Liabilities

Lease Liability		175,251
Total Liabilities		**901,283**

Members' Equity

Total Members' Equity		2,346,076
Total Liabilities and Members' Equity	$	**3,247,359**

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS

Central States Capital Markets, LLC (CSCM) was incorporated in the State of Kansas on August 31, 2010 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). CSCM provides services in municipal underwritings, investment expertise in fixed-income securities, municipal debt securities, and asset management with the following office locations.

OFFICE LOCATIONS:

4200 W. 83rd Street, Suite 101 Prairie Village, KS 66208
245 N Waco Street, Suite 525 Wichita, KS 67201
2600 Westown Parkway, Suite 220 West Des Moines, IA 50266
471 E Broad Street, Suite 905 Columbus, OH 43215

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flow.

FAIR VALUE OF FINANCIAL INSTRUMENTS - As of December 31, 2025 our financial instruments consist of cash, cash equivalents, cash – restricted, investment inventory, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market-based rates, the carrying amounts are a reasonable estimate of fair value. See note 7 for further details.

CASH AND CASH EQUIVALENTS AND CONCENTRATION OF CREDIT RISK - The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalent. The Company maintains its cash balances in financial institutions, which, at some points in time, may exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

REVENUE RECOGNITION – Revenues are recognized through commissions from its broker services based on a trade date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

SINGLE REPORTABLE SEGMENT - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment information is the same as that of the Statement of Operations.

PROPERTY AND EQUIPMENT – Property and equipment is stated at cost and is depreciated over estimated useful lives using primarily the straight-line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged

against earnings in the period in which they are incurred. Useful lives usually range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2025.

Property and Equipment consists of the following balances as of December 31, 2025:

Furniture and Fixtures	$36,148
Equipment	$275,951
Automobiles	$54,047
Building Improvements	$8,359
Total Property and Equipment	$374,505

Property and Equipment has been fully depreciated as of December 31, 2025.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

REVENUE RECOGNITION – Revenues are recognized when services are rendered, or customer trades are submitted through the clearing broker. The amount earned reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company has elected the practical expedient to recognize revenues earned on trade date verses settlement date. This expedient has been applied in our evaluation of distribution and marketing revenue earned from commission revenue, advisory management fees, miscellaneous fees, and other income recognized over time.

COMMISSION INCOME – Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

ADVISORY MANAGEMENT INCOME – management fees charged to advisory client accounts through its clearing provider, Hilltop Securities. The Company provides ongoing investment advice, custodial services (through its clearing provider, Hilltop Securities), brokerage and execution services on transactions, and performs administrative services. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory management revenue generated is based on a percentage of the market value of the eligible assets in client advisory accounts. Revenue is billed quarterly based on actual or expected market value of clients' advisory accounts at period ends. As the last measurement date under the advisory management contracts for revenue earned from advisory management fees was December 31 of each year, there were no constraints on calculating consideration earned under the contracts. The majority of advisory management revenues are billed quarterly in advance.

The Company provides advisory management services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory management revenue on a gross

basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees.

SYNDICATION AND UNDERWRITING INCOME – The Company generates two types of revenue from underwritings and placements of Municipal Securities: syndicate participation revenue which is generated as a member of an underwriting syndicate and underwriting income which is revenue generated as the managing member of a municipal underwriting. As a syndicate member, revenue is based on the underwriting spread and the level of the company's participation in the syndicate. As a managing member, revenue is generated as fees for assisting the obligor in bringing the securities to the market.

INTEREST AND DIVIDENDS INCOME – Interest and dividend revenue is comprised of earnings received on investment and inventory securities, as well as cash and money market positions, held by the Company in the ordinary course of business. Interest and dividend revenue will vary with the nature, performance, and maturity of the underlying securities. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). As of December 31, 2025, the Company had net capital of $770,502 and was $670,502 in excess of its required net capital of $100,000.

NOTE 5 – CASH AND EQUIVALENTS, RESTRICTED – CLEARING BROKER DEPOSITS

The Company has entered into securities clearing agreements with Hilltop Securities, Inc. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in an amount determined based on the Company's transaction volume.

Pursuant to the terms of the Company's Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City, the Company also maintains a money market account with the bank as additional collateral to its promissory note.

As of December 31, 2025, the Company maintained deposits of $105,874 and $125,000 respectively in connection with its clearing agreement and promissory note, which makes up the entire Cash-Restricted balance on the Statement of the Financial Condition.

NOTE 6 – INCOME TAXES

The Company has elected by unanimous consent of all members to be taxed as a partnership. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to its members.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2025.

The Company recognizes interest and/or penalties related to income tax matters in General administration expenses.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the

See Report of Independent Registered Public Accounting Firm.

transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Investment Inventory	-	$ 602,665	-	$602,665
Total	-	**$ 602,665**	**$ -**	**$ 602,665**

The fair value of investment inventories is estimated as the carrying value. The Company's policy is to recognize transfers between levels as of the actual date of the event of change in circumstances. There were no such transfers in 2025.

NOTE 8 – NOTE PAYABLE

On May 30, 2025, the Company renewed its Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for aggregate borrowings of up to $2,500,000 maturing May 30,2026. The Promissory Note bears interest at a variable rate adjusting daily with a floor of 5.50%. As of December 31, 2025, the rate was 6.75%, the principal balance outstanding was $679,829 and interest paid in connection with the loan totaled $22,728 for 2025.

NOTE 9 – MANAGEMENT NOTE

CSCM experienced challenging financial results in 2025. The residue of Federal Reserve actions continued to impact sectors of the investment markets important to its operation. However, the Company saw marginal improvement in these areas over the course of 2025, and it expects these to continue into 2026. The Company launched a new area of production in 2025 and it was slow to develop. However, maturation of this endeavor is expected to expand revenue significantly. Also, the firm has reviewed its operational functions and has taken steps to consolidate and streamline them to increase efficiency and bottom-line results. Management and ownership continue to be supportive of the Company and its efforts. Ownership has pledged the capital required to maintain ongoing operations to ensure all of 2026 funding requirements are met.

NOTE 10 - RELATED PARTY TRANSACTION

The Company's notes receivable balance on the statement of financial condition is made up of amounts due from member related parties.

NOTE 11 – LEASES

The Company has operating leases for office space and equipment through 2028. Right of Use Asset and lease liability are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. For leases beginning prior to January 1, 2023, the Company

See Report of Independent Registered Public Accounting Firm.

used the incremental borrowing rate as of January 1, 2023 as the discount rate instead of the rate at the respective lease commencement date. This departure from generally accepted accounting principles is immaterial to the financial statements as a whole.

Maturities of lease liability as of December 31, 2025 are as follows:

Year Ending December 31, 2025		Amount
2026	$	133,533
2027	$	49,009
2028	$	716
2029	$	-
Thereafter	$	-
Total Payments	$	183,258
Less: Interest	$	(8,007)
Lease Liability	$	175,251

Other information related to operating leases as of December 31, 2025 are as follows:

Weight average remaining term	17 months
Weighted average discount rate	6.03%

NOTE 12 - CB&T SIMPLE IRA PLAN

The Company sponsors a Simple IRA plan for all of the employees through Capital Bank & Trust Company (CB&T). The Company matched the first 2% of employee contributions for 2025. Employer contributions in 2025 totaled $37,479 and were funded to the employees' Simple IRA accounts in each pay period incurred for 2025.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company has a commitment to make lease payments in accordance with the operating leases as disclosed in Note 11 – Leases. The Company does not have any other material commitments, contingencies, or guarantees.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 20, 2026, the date the financial statements were issued.

No subsequent events necessitating financial statement accrual or disclosure have been identified.